SEC   19005409

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✗
PART III

SEC FILE NUMBER
8-67738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The New PenFacs, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

337 Turnpike Road, Suite 203

OFFICIAL USE ONLY
FIRM I.D. NO.

                       (No. and Street)

     Southborough   **MA**   **01772**

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik DeGregorio   603-893-3563

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.

                  (Name – if individual, state last, first, middle name)

   80 Washington Street Bldg. S   **Norwell**   **MA**   **0201**

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Eric Gregorio~~ **ERIK DEGREGORIO** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The New PenFacs, Inc.

_____ , as

of December 31, _____ , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THE NEW PENFACS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018 AND 2017

Page



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
The New PenFacs, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The New PenFacs, Inc. as of December 31, 2018, for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of The New PenFacs, Inc. as of December 31, 2017 were audited by other auditors whose report dated February 20, 2018, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The New PenFacs, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The New PenFacs, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS P.C.

LMHS, P.C.

We have served as The New PenFacs, Inc.'s auditor since 2018
Norwell, MA
January 20, 2019

Member of



THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 44,381	$ 183,170
Prepaid expenses	278	93
TOTAL ASSETS	$ 44,659	$ 183,263

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accrued taxes	$ 456	$ 456
TOTAL LIABILITIES	456	456
STOCKHOLDERS' EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000	1,000
Additional paid-in capital	47,316	47,316
Retained earnings (deficit)	(4,113)	134,491
TOTAL STOCKHOLDERS' EQUITY	44,203	182,807
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 44,659	$ 183,263

THE NEW PENFACS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 1   *NATURE OF BUSINESS*

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operated one office in Southborough, Massachusetts during 2017 and 2018. Prior to 2017 the Company was located in Salem, New Hampshire. Effective June 1, 2016 the Company is wholly owned by Erik DeGregorio. Prior to that date the Company was owned 50% by Erik DeGregorio and 50% by Ronald DeGregorio.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues and expenses are recognized on the accrual method of accounting. Income is recognized when earned, expenses are recognized when incurred.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with financial institutions with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Fair Value of Financial Instruments

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets and liabilities approximate fair value.

Income Taxes

The Company, with the consent of its shareholders, elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax return of its shareholders and there is no federal tax to the Company.

Reclassifications

Certain reclassifications have been made to the December 31, 2017 financial statements to conform to the December 31, 2018 financial statements. Such reclassifications have no effect on the income previously reported.

NOTE 3   *RELATED PARTY TRANSACTIONS*

The Company shares office space and expenses with two entities related by common ownership. Expenses paid by one company are charged to the other companies, as well as a management fee. Rent, utilities and other expenses are reimbursed regularly for these shared expenses.

Administrative management expenses totaled $30,000 and $30,000 for 2018 and 2017, respectively. Office operating costs totaled $28,208 and $27,572 for 2018 and 2017, respectively.

NOTE 4   *COMMITMENTS AND CONTINGENCIES*

The New PenFacs, Inc. may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 5   *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through January 17, 2019, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.